SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


               Report on Form 6-K for the month of September 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


    Enclosures:


    1. A notification dated 23 September 2004, advising of the award of an oxygen supply contract to MIG Production Co. Ltd, a BOC joint venture company.



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  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 23 SEPTEMBER 2004
                 AT 07.57 HRS UNDER REF: PRNUK-2309040756-8695

                 BOC joint venture to supply oxygen to new mono

                 ethylene glycol plant in Map Ta Phut, Thailand

Windlesham, UK, 23 September 2004 - MIG Production Co. Ltd (MIGP), a joint venture between Thai Industrial Gases PCL (TIG) and Bangkok Industrial Gas Company Ltd (BIG) has been awarded a long-term contract to supply 800 tonnes a day of oxygen to a new mono ethylene glycol project operated by TOC Glycol Co. Ltd. (TOCGC) in Map Ta Phut, Thailand.

MIGP will invest USD 50 million to build an air separation unit (ASU) on an adjacent site to the TOCGC new mono ethylene glycol plant. Scheduled to come on-stream in the second quarter of 2006, the facility will produce 1,300 tonnes of oxygen a day, making it the largest ASU in Thailand. The excess capacity from the new facility will serve the parent companies' tonnage and merchant markets.

TOCGC is a subsidiary of Thai Olefins Public Company Limited (TOC). TOC, a leading producer of ethylene, propylene and petrochemical by-products, recently expanded its ethylene production and established TOCGC to produce 300,000 tonnes a year of mono ethylene glycol in Map Ta Phut.

Mono ethylene glycol is a petrochemical used mainly in the manufacture of polyester textile fibres and polyethylene terephthalate (PET) bottles. Currently there is no domestic producer of ethylene glycol in Thailand and all ethylene glycol is imported.

Contact: Christopher Marsay, Director - Investor Relations
         Tel: 01276 477222 (International +44 1276 477222)

Notes for editors

Thai Industrial Gases Public Company Limited (TIG)
A subsidiary of The BOC Group, has led the development of the industrial gas industry in Thailand since its inception in 1970. For over three decades in the industry, TIG has provided the Thai industry with high quality gases produced to international standards. With assets exceeding 4.5 billion Baht, the company annually produces in excess of 170 million cubic metres of air separation gases
- oxygen, nitrogen and argon - for more than 1,000 customers and employs over 700 people throughout Thailand.

Bangkok Industrial Gas (BIG) Co Ltd

A joint venture between Air Products and Thai investors since 1987, is a leading industrial gas company in Thailand providing atmospheric gases, and process and specialty gases to many markets, including petrochemical, basic manufacturing sectors (steel, food freezing, glass and pulp and paper) and electronics etc. BIG operates three air separation plants of which two are integrated into the largest pipeline system in Thailand. Well recognised for its commitment to safety and environment, BIG is the only industrial gas company in Thailand winning the National Environmental Health and Safety Award in 2004 from the Ministry of Social Welfare and Labor of Thailand.



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The BOC Group

One of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs some 46,000 people and has annual sales of over (pound)4 billion in 2003. BOC is organised into three global lines of business - aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of our largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline, from on-site production units, or in liquid form by tanker. PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying products and services to one of the world's most challenging industries. The chemical, metallurgical and scientific instrument markets are increasingly important to BOC Edwards' general vacuum business.

In addition BOC has two specialised operations:
Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer.

Afrox hospitals, the largest supplier of private health care in southern Africa.



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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 1, 2004



                             By:  /s/ Sarah Larking
                                  ----------------------------------------------
                                  Name: Sarah Larking
                                  Title: Assistant Company Secretary



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